UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  -------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                             CEC Entertainment, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.10 per share
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                         (Title of Class of Securities)

                                    125137109
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                                 (CUSIP Number)

                              Thomas R. Hudson Jr.
                               Pirate Capital LLC
                        200 Connecticut Avenue, 4th Floor
                                Norwalk, CT 06854
                                 (203) 854-1100
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 29, 2007
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             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)

----------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 125137109               SCHEDULE 13D                 PAGE 2 OF 5 PAGES
-------------------                                            -----------------

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1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                               PIRATE CAPITAL LLC
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                (b) |X|

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3     SEC USE ONLY


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4     SOURCE OF FUNDS*

      AF
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5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                              |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
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                  7     SOLE VOTING POWER

                        -0-
                  --------------------------------------------------------------
 NUMBER OF        8     SHARED VOTING POWER
  SHARES
BENEFICIALLY            1,609,054
  OWNED BY        --------------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH             -0-
                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        1,609,054
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,609,054
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12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                |_|
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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.8%
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14    TYPE OF REPORTING PERSON*

      IA
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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                            -----------------
CUSIP NO. 125137109               SCHEDULE 13D                 PAGE 3 OF 5 PAGES
-------------------                                            -----------------

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1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                              THOMAS R. HUDSON JR.
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                (b) |X|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      AF
--------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
      or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        -0-
                  --------------------------------------------------------------
 NUMBER OF        8     SHARED VOTING POWER
  SHARES
BENEFICIALLY            1,609,054
  OWNED BY        --------------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH             -0-
                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        1,609,054
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,609,054
--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                |_|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.8%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO. 125137109               SCHEDULE 13D                 PAGE 4 OF 5 PAGES
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The Schedule 13D filed on April 20, 2006 by Pirate Capital LLC, a Delaware limited liability company, and Thomas R. Hudson Jr. (together, the "Reporting Persons"), relating to the shares of common stock, par value $.10 per share (the "Common Stock"), of CEC Entertainment, Inc. (the "Issuer"), as amended by Amendment No. 1 on July 17, 2006, Amendment No. 2 on August 29, 2006 and Amendment No. 3 on December 7, 2006, is hereby amended as set forth below by this Amendment No. 4. The principal executive office of the Issuer is located at 4441 West Airport Freeway, Irving, Texas 75062.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended and restated as follows:

Funds for the purchase of the Shares reported herein were derived from available capital of the Holders (as defined below). A total of approximately $53,347,579 was paid to acquire such Shares.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a), (b), (c) and (e) of Item 5 are hereby amended and restated as follows:

      (a) The Reporting Persons beneficially own 1,609,054 Shares, constituting approximately 4.8% of the Shares outstanding.

      The aggregate percentage of Shares beneficially owned by the Reporting Persons is based upon 33,289,098 Shares outstanding, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended April 2, 2006.

      (b) By virtue of its position as general partner of Jolly Roger Fund LP, Pirate Capital has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 0 Shares held by Jolly Roger Fund LP. By virtue of agreements with Jolly Roger Offshore Fund LTD and Jolly Roger Activist Portfolio Company LTD (such funds, together with Jolly Roger Fund LP, the "Holders"), Pirate Capital has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 1,609,054 Shares held by Jolly Roger Offshore Fund LTD and all of the 0 Shares held by Jolly Roger Activist Portfolio Company LTD. By virtue of his position as sole Managing Member of Pirate Capital, Thomas R. Hudson Jr. is deemed to have shared voting power and shared dispositive power with respect to all Shares as to which Pirate Capital has voting power or dispositive power. Accordingly, Pirate Capital and Thomas R. Hudson Jr. are deemed to have shared voting and shared dispositive power with respect to an aggregate of 1,609,054 Shares.

      (c) The following transactions in the Shares were effected by the Reporting Persons since the last amendment to this Schedule 13D, each of which was effected in open market transactions.

Jolly Roger Activist Portfolio Company LTD

 Trade Date         Shares Purchased (Sold)     Price per Share ($)
 ----------         -----------------------     -------------------
 12/11/2006                         (59,630)                  40.51
 12/12/2006                          (6,200)                  40.50
 12/14/2006                          (8,100)                  40.75
 12/18/2006                          15,000                   39.72
 01/17/2007                          (6,700)                  40.65
 01/18/2007                         (26,600)                  40.50
 01/19/2007                         (10,855)                  40.50
 01/22/2007                          (1,000)                  40.26
 01/23/2007                         (50,000)                  40.56
 01/24/2007                         (75,000)                  40.72
 01/29/2007                        (360,715)                  41.09

Jolly Roger Offshore Fund LTD

 Trade Date        Shares Purchased (Sold)      Price per Share ($)
 ----------        -----------------------      -------------------
 12/26/2006                         (1,000)                   40.62
 12/27/2006                         (4,000)                   40.75
 12/29/2006                         10,000                    40.34
 01/11/2007                         (6,400)                   41.02
 01/29/2007                        (90,585)                   41.09
 01/30/2007                        (50,000)                   41.75
 01/30/2007                          3,500                    41.31
 01/30/2007                       (100,000)                   41.77

      (e) January 30, 2007.

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CUSIP NO. 125137109               SCHEDULE 13D                 PAGE 5 OF 5 PAGES
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                                   SIGNATURES

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 1, 2007

                                        PIRATE CAPITAL LLC


                                        By: /s/ Thomas R. Hudson Jr.
                                            ---------------------------
                                            Name: Thomas R. Hudson Jr.
                                            Title: Managing Member


                                        /s/ Thomas R. Hudson Jr.
                                        ------------------------------
                                        Thomas R. Hudson Jr.